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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                  Tissera, Inc.
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                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
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                                   085808 10 3
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                                 (Cusip Number)

                                January 13, 2004
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             (Date of Event Which Requires Filing of this Statement)



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CUSIP No. 085808 10 3

(1)   Name of Reporting Person:

      Yair  Reisner

(2)   Check the Appropriate Box if a Member of a Group:

            (a)   _____

            (b)   _____

(3)   SEC Use Only

(4)   Citizenship or Place of Organization:

      Israel

NUMBER OF                  (5)      Sole Voting Power:

SHARES                              1,775,852(1)

BENEFICIALLY               (6)      Shared Voting Power:

OWNED BY                            -0-

EACH REPORTING             (7)      Sole Dispositive Power:

PERSON WITH:                        1,775,852(1)

                           (8)      Shared Dispositive Power:

                                    -0-

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,775,852(1)

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

      No

(11)  Percent of Class Represented by Amount in Row (9): 9.84%(2)

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(12)  Type of Reporting Person:

      IN

Item 1 (a).       Name of Issuer:

      Tissera, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

      c/o Abramovich, Yosef, Hakim
      Toyota Towers
      65 Yigal alon St.
      Tel Aviv 67443 Israel

Item 2(a).        Name of Person Filing:

         Yair Reisner

Item 2(b).        Address of Principal Business Office or, if none, Residence:

      Dep. Immunology Weizmann Institute
      Rehovot, Israel

Item 2(c).        Citizenship:

      Israel

Item 2(d).        Title of Class of Securities:

      Common Stock, par value $.0001 per share.

Item 2(e).        CUSIP Number:

      085808 10 3

Item 3.           Type of Person:

      Not applicable.

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Item 4.           Ownership:

      a.    Amount Beneficially owned:

                  1,775,852(1)

      b.    Percent of Class:

                  9.84%(2)

      c.    Number of shares as to which person has:

            (i)   Sole power to vote or to direct the vote:

                        1,775,852(1)

            (ii)  Shared power to vote or to direct the vote:

                        -0-

            (iii) Sole power to dispose or to direct the disposition of:

                        1,775,852(1)

            (iv)  Shared power to dispose or to direct the disposition of:

                        -0-

Item 5.           Ownership of Five Percent or less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.
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Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date: January 21, 2004


                                                     /s/ Yair Reisner
                                                     ---------------------------
                                                     Yair Reisner



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(1)   Includes warrants to purchase up to 1,775,852 shares of common stock.

(2) Based on a total outstanding of 18,036,000 shares of common stock assuming the exercise of all outstanding warrants.